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FEB 24 2012

Washington, DC
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12010273

UI
SECURITIES AN
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65260

2/29/12

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Themis Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Town Square, Suite 100
(No. and Street)

Chatham (City) NJ (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Zajac 973-665-9600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/1/2012

OATH OR AFFIRMATION

I, Paul S. Zajac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Themis Trading, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

ANTHONY OLIVERI
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES MAY 17, 2015
I.D.# 2329181

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THEMIS TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Themis Trading LLC

We have audited the accompanying statement of financial condition of Themis Trading LLC, (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Themis Trading LLC, as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 14, 2012

THEMIS TRADING LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$ 536,670
Due from clearing broker	100,000
Commissions receivable	449,873
Office equipment at cost, net of accumulated depreciation of $82,981	2,063
Other assets	306,024
TOTAL ASSETS	$ 1,394,630

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accrued expenses and other liabilities	$ 530,776
MEMBERS' CAPITAL	863,854
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 1,394,630

The accompanying notes are an integral part of this statement.

THEMIS TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Themis Trading LLC (the "Company") was organized in the State of Delaware on February 21, 2002, The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), NYSE Arca, Inc., BATS Y-Exchange, Inc., BATS Z-Exchange, Inc., EDGX Exchange, Inc., and The NASDAQ Stock Market LLC. In this capacity, it executes agency transactions for its customers, and conducts soft dollar transactions. The Company operates on a fully disclosed basis through its clearing broker, Pershing LLC ("Pershing").

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The Company introduces its customer transactions to Pershing, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify Pershing for losses that it may sustain related to the Company's customers. After December 31, 2011, all amounts related to customer transactions were received by Pershing. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

The clearing and depository operations for the Company's customer transactions are performed by Pershing pursuant to the clearance agreement. At December 31, 2011, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with Pershing are classified as operating activities on the statement of cash flows since this is the Company's principal business.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Purchases and sales of securities are recorded on a trade date basis, as are commissions. Realized gains and losses on security transactions are based on the first-in, first-out, or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. CASH IN BANK

Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2011 management has determined that there are no material uncertain income tax positions.

5. SOFT DOLLAR TRANSACTIONS

Soft dollar expenses of $1,005,706 included in the statement of income primarily represent commissions paid to third parties for research services provided to the Company's customers based on pre-existing arrangements that are consistent with the guidelines set forth in Section 28(e) of the Securities Exchange Act of 1934.

The balance sheet reflects $36,991 related to these soft dollar arrangements that have been accumulated, and are due from the Company's customers for third party services that have been paid in advance on their behalf as of December 31, 2011. As an off-set, a deferred liability of $36,991 has been established due to the uncertainty of the collection of these commissions. The deferred liability will be resolved upon the collection of the commissions to pay for third party services of the Company's customers.

6. PROFIT SHARING PLAN

The Company has a profit-sharing plan covering substantially all qualified employees. Contributions to be made to the plan are determined annually by the Company's members. Contributions accrued on the statement of financial condition for the plan for the year ended December 31, 2011 are $53,267.

7. BUY / SELL AGREEMENT

Under the terms of an agreement between the Company's members and upon the death of a member, the surviving members are required to purchase the deceased member's interest in the Company. The purchase price of a membership interest is based on the value of the Company and the value of the related insurance policy, as defined in the agreement. Each of the Company's members maintains insurance policies on the lives of the other members to fund these obligations.

8. COMMITMENTS

The Company occupies space in Chatham, New Jersey under a lease expiring December 31, 2012. Future minimum lease payments pertaining to this agreement for the year ending December 31, 2012 are $55,200.

9. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2011, the Company had not entered into any subordinated loan agreements.

10. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $555,767, which exceeded the minimum requirement of $100,000 by $455,767. The Company's ratio of aggregate indebtedness to net capital was .96 to 1.

12. SUBSEQUENT EVENTS

For tax purposes only, the Company received approval to change from an LLC to an S-Corp. Events have been evaluated through February 14, 2012, the date that these financial statements were available to be issued and no further information is required to be disclosed.